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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of February, 2009

                        Commission File Number: 000-21742

                                   Acergy S.A.
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                 (Translation of registrant's name into English)

                              200 Hammersmith Road
                                 London, W6 7DL
                                     England
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                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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Attached herewith as Exhibit 99.1 is a press release, dated February 24, 2009, whereby Acergy S.A. (the "Company") announced the publication of the Annual Report and Financial Statements 2008 and Notice of Annual General Meeting for 2009.

Copies of the Annual Report and Financial Statements 2008 are available on the Company's website http://www.acergy-group.com/public/FinancialReports.

The Annual General Meeting of shareholders will be held on Friday May 22, 2009 at 2:00 p.m. local time at the offices of Services Generaux de Gestion S.A., 412F, route d'Esch, L-2086 Luxembourg. All shareholders of record as of Tuesday March 31, 2009 will be entitled to vote at the meeting.

If the Annual General Meeting of shareholders approve the proposed payment of dividend of USD $0.22 per Common Share, the shareholders who will be entitled to such dividend will be those who are shareholders of record as of Thursday May 28, 2009. In such case the first trading date ex-dividend will be Tuesday May 26, 2009 and the date of payment of dividend will be Friday June 12, 2009 and Wednesday June 17, 2009 for holders of our ADRs.

The information set forth above and referred to and presented in the attached press releases shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements set forth above and referred to and presented in the press release furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. These statements include, but are not limited to, statements as to the expected timing of and record date for the Annual General Meeting and statements as to the proposed dividend payment, including the timing and amount thereof. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: the Company's ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which the Company operates; the Company's relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

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                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  ACERGY S.A.


Date: February 27, 2009                           By: /s/ Stuart Jackson
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                                                  Name:  Stuart Jackson
                                                  Title: Chief Financial Officer